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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

AMENDMENT NO. 5
TO
SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

WESTMINSTER CAPITAL, INC.
(Name of Subject Company (Issuer))

Westminster Capital, Inc.
(Name of 13e-4 and 13e-3 Filing Person)
 William Belzberg
Hyman Belzberg
Keenan Behrle
(Name of 14d-1 and 13e-3 Filing Persons)
 Bel-Cal Holdings, Ltd.
Bel-Alta Holdings, Ltd.
William Belzberg Revocable Living Trust, October 5, 1984
(Name of 13e-3 Filing Persons)

Common Stock
(Title of Class of Securities)

307351106
(CUSIP Number of Class of Securities)

Keenan Behrle
Executive Vice President
9665 Wilshire Boulevard, Suite M-10
Beverly Hills, California 90212
(310) 278-1930

(Name, Address, and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:
 Scott Galer, Esq.
Akin, Gump, Strauss, Hauer & Feld L.L.P.
2029 Century Park East, Suite 2400
Los Angeles, California 90067
(310) 229-1000

Calculation of Filing Fee

Transaction valuation*	Amount of filing fee**
$6,949,082	$640
*
Estimated for purposes of filing fee only. The amount assumes the purchase of 2,481,815 shares of common stock, par value $1 per share, of Westminster Capital, Inc. (the "Company"), for a price per share of $2.80. Such number of shares represents (i) the sum of the 6,651,859 outstanding shares of the Company as of April 16, 2002 and the 175,000 shares issuable upon the exercise of all currently exercisable options to purchase shares and (ii) less the 4,345,044 shares beneficially held by William Belzberg, Hyman Belzberg, Keenan Behrle and certain other stockholders who have notified the Company that they do not intend on tendering their shares in the tender offer.
**
The amount of the filing fee is calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended.

☒    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid	$640	Filing Party	Westminster Capital, Inc.
Form or Registration No.	Schedule TO	Date Filed	April 18, 2002

☐    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        Check the appropriate boxes below to designate any transactions to which the statement relates:

  ☒    third-party tender offer subject to Rule 14d-1.
  ☒    issuer tender offer subject to Rule 13e-4.
  ☒    going-private transaction subject to Rule 13e-3.
  ☐    amendment to Schedule 13D under Rule 13d-2.

        Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 5 to Schedule TO amends and supplements the Schedule TO initially filed with the Securities and Exchange Commission ("SEC") on April 18, 2002, as amended and supplemented by Amendment No. 1 to Schedule TO filed with the SEC on April 23, 2002, Amendment No. 2 to Schedule TO filed with the SEC on May 9, 2002, Amendment No. 3 to Schedule TO filed with the SEC on May 17, 2002 and Amendment No. 4 to Schedule TO filed with the SEC on May 23, 2002 (as amended, the "Schedule TO") by Westminster Capital, Inc., a Delaware corporation (the "Company"), relating to the Company's offer to purchase for $2.80 per share any and all of the outstanding shares of common stock, $1 par value per share, of the Company. The offer is being made by the Company upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 18, 2002 (as amended and supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal, dated April 18, 2002 (the "Letter of Transmittal," which together with the Offer to purchase constitutes the "Offer"). Copies of the Offer to Purchase and the related Letter of Transmittal have been filed as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. Capitalized terms used herein but not otherwise defined have the meanings ascribed to those terms in the Offer to Purchase.

        The information in the Schedule TO is hereby expressly incorporated herein by reference in response to all the items of this Amendment No. 5 to Schedule TO, except as otherwise set forth below. You should read this Amendment No. 5 to Schedule TO together with the Schedule TO we filed with the SEC on April 18, 2002, Amendment No. 1 to Schedule TO we filed with the SEC on April 23, 2002, Amendment No. 2 to Schedule TO we filed with the SEC on May 9, 2002, Amendment No. 3 to Schedule TO we filed with the SEC on May 17, 2002 and Amendment No. 4 to Schedule TO we filed with the SEC on May 23, 2002.

ITEM 1 SUMMARY TERM SHEET.

        Item 1 of Schedule TO is hereby amended and supplemented by including the following:

        The initial offering period expired at 5:00 p.m. New York City Time, on Friday, May 24, 2002. On May 24, 2002, immediately after the expiration of the initial offering period and after acceptance for payment of all shares validly tendered during the initial offering period, Westminster commenced a subsequent offering period which will expire at 5:00 p.m., New York City time, on Friday, June 21, 2002. The full text of the press release Westminster issued on May 24, 2002 announcing the expiration of the initial offering period and the commencement of the subsequent offering period is filed as Exhibit (a)(15) and is incorporated by reference.

ITEM 4 TERMS OF THE TRANSACTION.

        Item 4 of Schedule TO is hereby amended and supplemented by including the following:

        The initial offering period expired at 5:00 p.m. New York City Time, on Friday, May 24, 2002. On May 24, 2002, immediately after the expiration of the initial offering period and after acceptance for payment of all shares validly tendered during the initial offering period, Westminster commenced a subsequent offering period which will expire at 5:00 p.m., New York City time, on Friday, June 21, 2002. The full text of the press release Westminster issued on May 24, 2002 announcing the expiration of the initial offering period and the commencement of the subsequent offering period is filed as Exhibit (a)(15) and is incorporated by reference.

ITEM 8 INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        Item 8 of Schedule TO is hereby amended and supplemented by including the following:

        The initial offering period expired at 5:00 p.m., New York City time, on Friday, May 24, 2002. Following the expiration of the initial offering period, we accepted for payment all shares validly tendered during the initial offering period. The Depositary informed us that preliminary results show that a total of 1,382,413 shares were tendered, representing approximately 20.8% of the outstanding shares. These shares, together with 179,774 shares subject to notices of guaranteed delivery, represent approximately 23.5% of the outstanding shares of Westminster. It is estimated that a total of 744,628 shares will remain outstanding following the expiration of the initial offering period, excluding the shares held by the Continuing Stockholders and the Belzberg Entities. This number represents approximately 11.2% of the outstanding shares of Westminster common stock.

        On May 24, 2002, immediately after the expiration of the initial offering period and after acceptance for payment of all shares validly tendered during the initial offering period, Westminster commenced a subsequent offering period which will expire at 5:00 p.m., New York City time, on Friday, June 21, 2002. During the subsequent offering period, shares of Westminster common stock will be accepted and paid for promptly as they are tendered. The same $2.80 per share consideration during the initial offering period will be paid during the subsequent offering period. Shares of Westminster common stock tendered during the subsequent offering period may not be withdrawn.

        The full text of the press release Westminster issued on May 24, 2002 announcing the expiration of the initial offering period and the commencement of the subsequent offering period is filed as Exhibit (a)(15) and is incorporated by reference.

ITEM 12. EXHIBITS.

(a)(1)	Offer to Purchase, dated April 18, 2002.*
(a)(2)	Letter of Transmittal.*
(a)(3)	Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)	Summary Advertisement published in The New York Times on April 18, 2002.*
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(8)	Letter to Stockholders from the Company.*
(a)(9)	Text of Press Release issued by the Company on April 18, 2002.*
(a)(10)	Text of Press Release issued by the Company on April 22, 2002.**
(a)(11)	Text of Press Release issued by the Company on May 8, 2002.***
(a)(12)	Text of Press Release issued by the Company on May 16, 2002.****
(a)(13)	Amendment and Supplement to Offer to Purchase, dated May 16, 2002.****
(a)(14)	Text of Press Release issued by the Company on May 23, 2002.*****
(a)(15)	Text of Press Release issued by the Company on May 24, 2002.
(b)	None.
(c)(1)	Fairness Opinion, dated April 18, 2002, by Houlihan Lokey Howard & Zukin Financial Advisors, Inc.*
(c)(2)	Presentation to the Special Committee by Houlihan Lokey Howard & Zukin Financial Advisors, Inc. on April 9, 2002.*
(d)	None.
(f)	None.
(g)	None.
(h)	None.

*	Previously filed on Schedule TO with the SEC on April 18, 2002.
**	Previously filed on Amendment No. 1 to Schedule TO with the SEC on April 23, 2002.
***	Previously filed on Amendment No. 2 to Schedule TO with the SEC on May 9, 2002.
****	Previously filed on Amendment No. 3 to Schedule TO with the SEC on May 17, 2002.
*****	Previously filed on Amendment No. 4 to Schedule TO with the SEC on May 23, 2002.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this statement is true, complete and correct.

Dated: May 28, 2002	WESTMINSTER CAPITAL, INC.

	By:	/s/ WILLIAM BELZBERG Name: William Belzberg Title: Chief Executive Officer

Dated: May 28, 2002

/s/ WILLIAM BELZBERG William Belzberg

Dated: May 28, 2002
/s/ HYMAN BELZBERG Hyman Belzberg

Dated: May 28, 2002
/s/ KEENAN BEHRLE Keenan Behrle

Dated: May 28, 2002	BEL-CAL HOLDINGS, LTD.

	By:	/s/ WILLIAM BELZBERG Name: William Belzberg Title: President

Dated: May 28, 2002	BEL-ALTA HOLDINGS, LTD.

	By:	/s/ HYMAN BELZBERG Name: Hyman Belzberg Title: President

Dated: May 28, 2002	WILLIAM BELZBERG REVOCABLE LIVING TRUST, OCTOBER 5, 1984

	By:	/s/ WILLIAM BELZBERG Name: William Belzberg Title: Trustee

EXHIBIT INDEX

(a)(1)	Offer to Purchase, dated April 18, 2002.*
(a)(2)	Letter of Transmittal.*
(a)(3)	Notice of Guaranteed Delivery.*
(a)(4)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(5)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(6)	Summary Advertisement published in The New York Times on April 18, 2002.*
(a)(7)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(8)	Letter to Stockholders from the Company.*
(a)(9)	Text of Press Release issued by the Company on April 18, 2002.*
(a)(10)	Text of Press Release issued by the Company on April 22, 2002.**
(a)(11)	Text of Press Release issued by the Company on May 8, 2002.***
(a)(12)	Text of Press Release issued by the Company on May 16, 2002.****
(a)(13)	Amendment and Supplement to Offer to Purchase, dated May 16, 2002.****
(a)(14)	Text of Press Release issued by the Company on May 23, 2002.*****
(a)(15)	Text of Press Release issued by the Company on May 24, 2002
(b)	None.
(c)(1)	Fairness Opinion, dated April 18, 2002, by Houlihan Lokey Howard & Zukin Financial Advisors, Inc.*
(c)(2)	Presentation to the Special Committee by Houlihan Lokey Howard & Zukin Financial Advisors on April 9, 2002.*
(d)	None.
(f)	None.
(g)	None.
(h)	None.

*	Previously filed on Schedule TO with the SEC on April 18, 2002.
**	Previously filed on Amendment No. 1 to Schedule TO with the SEC on April 23, 2002.
***	Previously filed on Amendment No. 2 to Schedule TO with the SEC on May 9, 2002.
****	Previously filed on Amendment No. 3 to Schedule TO with the SEC on May 17, 2002.
*****	Previously filed on Amendment No. 4 to Schedule TO with the SEC on May 23, 2002.

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SIGNATURE
EXHIBIT INDEX